UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No par value
                         (Title of Class of Securities)

                                   492545 10 8
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 24, 2004
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                              CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Samson Exploration N.L.

2) Check the Appropriate Box if a Member of a Group*

      (a) |_|
      (b) |_|

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3)    SEC USE ONLY

4)    Source of Funds

      WC

5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)        |-|

6)    Citizenship or Place of Organization

      Australia

Number of Shares        7)     Sole Voting Power          2,507,500
Beneficially Owned      8)     Shared Voting Power                0
By Each Reporting       9)     Sole Dispositive Power     2,507,500
Person With             10)    Shared Dispositive Power           0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,507,500

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)   Percent of Class Represented by Amount in Row (11)

      23.6%

14)   Type of Reporting Person

      CO

                                 SCHEDULE 13D/A
                             SAMSON EXPLORATION N.L.


Item 1      Security and Issuer

            No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

Item 2      Identity and Background

        (a)   Name:                 Samson Exploration N.L.

        (b)   Business              Level 36, Exchange Plaza
              Address:              2 The Esplanade
                                    Perth, Western Australia 6000

        (c)   Principal
              Business and
              Place of
              Organization:         An investment corporation registered
                                    in Australia

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings:    None

        (f)   Citizenship:          Australia

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

        (a)   Name:                 Malcolm Alec Burne, Company Director

        (b)   Business              Leigh Cottage
              Address:              3 Clermont Drive, Claremont Park
                                    Esher
                                    Surrey KT10 9LY
                                    UNITED KINGDOM

        (c)   Principal
              Occupation,           Managing Director for Golden Prospect Plc
              Name of Business,     Publicly traded UK mining investment company
              Principal Business    1st Floor, 143-149 Great Portland Street
              and Address:          London WIN 5FB

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings:    None

        (f)   Citizenship:          British
        -------------------------------------------------------------


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        (a)   Name:                 Neil Thacker MacLachlan, Company Director

        (b)   Business              42A Lennox Gardens
              Address:              London, SW1X 0DH
                                    ENGLAND

        (c)   Principal
              Occupation,           Consultant, Markham Associates, an
              Name of Business,     investment and advisory company.  Clients
              Principal Business    include Golden Prospect Plc
              and Address:          Same Address

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings:    None

        (f)   Citizenship:          British
        ------------------------------------------------------------
        (a) Name:                   David Thorwald Cairns, Company Director

        (b)   Business
              Address:              Resolute Limited
                                    4th Floor, Griffin Centre
                                    28 The Esplanade
                                    Perth, WA, 6000
                                    AUSTRALIA

        (c)   Principal
              Occupation,
              Name of Business,
              Principal Business
              and Address:          Geologist - Same Address

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings:    None

        (f)   Citizenship:          British
        -------------------------------------------------------------

        (a) Name:                 Denis Ivan Rakich, Company Director

        (b)   Business
              Address:            Victoria Petroleum N.L.
                                  Level 36, Exchange Plaza
                                  2 The Esplanade
                                  Perth, Western Australia 6000
                                  AUSTRALIA

        (c)   Principal           Company Secretary for Victoria Petroleum N.L.,
              Occupation,         Victoria International Petroleum N.L. and
              Name of Business,   Samson Exploration N.L.
              Principal Business
              and Address:        Same Address

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings:    None

        (f)   Citizenship:          Australian

Item 3.     Source and Amount of Funds or Other Consideration

            On February 24, 2004, the Reporting Person acquired a loan in the principal amount of $200,000 payable by the Issuer pursuant to a Revolving Credit Loan Agreement from Barry D. Lasker, the then President and a Director of the Issuer, for $200,000 (the Loan"), the current outstanding principal balance. The Reporting Person has the option to convert all or any portion of the unpaid principal and interest owed under the Revolving Credit Master Note issued in connection with the Loan into Shares at a conversion price of $.40 per Share, or 500,000 Shares based on the current principal balance. The Loan was acquired with working capital. Prior to this transaction, two warrants issued to the Reporting Person to purchase 150,300 additional Shares and 500,000 additional Shares expired March 10, 2003 and May 31, 2003, respectively.

Item 4.     Purpose of Transaction

            The Loan was acquired for investment purposes.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.

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            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a) 2,507,500 Shares of Common Stock (23.6%) beneficially owned, which includes 2,007,500 Shares and the Convertible Note for 500,000 additional Shares based on the current principal balance.

            (b) Number of Shares as to which there is sole power to vote - 2,507,500; shared power to direct the vote - 0; sole power to direct the disposition - 2,507,500; shared power to direct the disposition
            - 0.

            (c) None.

            (d) None.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.     Material to be filed as Exhibits

            None.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAMSON EXPLORATION N.L.


Date: 10 August 2004                      By: /S/DENIS I. RAKICH
                                            ------------------------------------
                                              Denis I. Rakich
                                              Company Secretary